06009215

ATES
NGE COMMISSION
C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	65699

SEC MAIL PROCESSING RECEIVED MAR 1 6 2006 WASHINGTON

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THE TIBERIUS QUALIFIED MASTER FUND LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O WALKERS, WALKER HOUSE
(No. and Street)

GEORGETOWN, GRAND CAYMAN, CAYMAN ISLANDS
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH PEDUZZI (345) 949-0100
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, (Cayman)
(Name -- *if individual, state last, first, middle name*)

Georgetown, Grand Cayman, Cayman Islands
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Joseph Peduzzi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tiberius Qualified Master Fund Ltd., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Jason Peduzzi, Notary Public
City of Pittsburgh, County of Allegheny
My Commission Expires Jan. 31, 2007
Member, Pennsylvania Association of Notaries

Signature

Director
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE TIBERIUS QUALIFIED MASTER FUND LTD.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

THE TIBERIUS QUALIFIED MASTER FUND LTD.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company (Cayman)
27 Hospital Road, P.O. Box 1748 GT
George Town, Grand Cayman
Cayman Islands, B.W.I.
tel 345.949.6333
fax 345.946.9444
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
The Tiberius Qualified Master Fund Ltd.

We have audited the accompanying statement of assets and liabilities of The Tiberius Qualified Master Fund Ltd. (the "Master Fund"), including the condensed schedule of investments, as of December 31, 2005, and the related statements of operations, changes in net assets and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of The Tiberius Qualified Master Fund Ltd. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Master Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Tiberius Qualified Master Fund Ltd. as of December 31, 2005, and the results of its operations, changes in net assets and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company (Cayman)

Grand Cayman, Cayman Islands
February 28, 2006

THE TIBERIUS QUALIFIED MASTER FUND LTD.

STATEMENT OF ASSETS AND LIABILITIES
(Expressed in United States Dollars)

December 31, 2005

ASSETS	
Investments in securities, at market	$ 82,319,951
Cash and cash equivalents	1,224,578
Due from broker	7,739,997
Dividends receivable	15,898
Accrued short stock rebates	6,951
Other assets	41,226
Total assets	91,348,601
LIABILITIES	
Securities sold short, at market	84,920,354
Due to broker	1,092,549
Accrued expenses	124,573
Accrued short dividends	90,497
Total liabilities	86,227,973
NET ASSETS	$ 5,120,628
Net asset value per share, based on net assets of $5,120,628 and 9,839.15, shares outstanding	$ 520.43

See accompanying notes to financial statements.

THE TIBERIUS QUALIFIED MASTER FUND LTD.

STATEMENT OF OPERATIONS
(Expressed in United States Dollars)

Year Ended December 31, 2005

Investment income(loss)	
Interest	$ 2,449,885
Dividends (net of taxes withheld of $27,886)	550,631
Total investment income (loss)	3,000,516
Expenses	
Interest	2,255,182
Dividends on short sales	898,046
Management fee	94,649
Administrative fee	30,047
Execution and floor brokerage	171,902
Professional fees and other	139,522
Total expenses	3,589,348
Less: Soft dollar reimbursement	(13,000)
Reimbursement by investment manager	(5,150)
Net expenses	3,571,198
Net investment income (loss)	(570,682)
Net trading income (loss)	(959,241)
Net change in net assets resulting from operations	$ (1,529,923)

See accompanying notes to financial statements.

THE TIBERIUS QUALIFIED MASTER FUND LTD.

STATEMENT OF CHANGES IN NET ASSETS
(Expressed in United States Dollars)

Year Ended December 31, 2005

Operations	
Net investment income (loss)	$ (570,682)
Net trading income (loss)	(959,241)
Net change in net assets resulting from operations	(1,529,923)
Capital share transactions	
Proceeds from issuance of shares	2,650,000
Payments for redemption shares	(16,490,806)
Net change in net assets resulting from capital share transactions	(13,840,806)
Net change in net assets	(15,370,729)
Net assets, beginning of period	20,491,357
Net assets, end of period	$ 5,120,628

See accompanying notes to financial statements.

THE TIBERIUS QUALIFIED MASTER FUND LTD.

STATEMENT OF CASH FLOWS
(Expressed in United States Dollars)

Year Ended December 31, 2005

Cash flows from operating activities	
Net change in net assets resulting from operations	$ (1,529,923)
Adjustments to reconcile net change in net assets resulting from operations to net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Investments in securities, at market	107,844,019
Due from broker	264,671,924
Dividends receivable	25,976
Accrued short stock rebates	5,480
Other assets	50,038
Securities sold short, at market	(362,469,773)
Due to broker	1,092,549
Accrued expenses	(28,786)
Accrued short dividends	(299,694)
Net cash provided by (used in) operating activities	9,361,810
Cash flows from financing activities	
Proceeds from issuance of shares	2,650,000
Payments for redemption of shares	(16,490,806)
Net cash provided by (used in) financing activities	(13,840,806)
Net change in cash and cash equivalents	(4,478,996)
Cash and cash equivalents, beginning of period	5,703,574
Cash and cash equivalents, end of period	$ 1,224,578
Supplemental disclosure of cash flow information	
Cash paid during the period for, interest	$ 2,256,200

See accompanying notes to financial statements.

THE TIBERIUS QUALIFIED MASTER FUND LTD.

CONDENSED SCHEDULE OF INVESTMENTS

(Expressed in United States Dollars)

December 31, 2005

	Number of Shares	Percentage of Net Assets	Market Value
Investments in securities, at market			
Common Stocks			
Airlines			
AMR Corporation	106,800	46.4 %	$ 2,374,164
Broadcasting			
Viacom Inc.	11,000	7.0	358,600
Consumer products			
Amazon.com, Inc.	8,300	7.6	391,345
Anheuser Busch Companies Inc.	14,500	12.2	622,920
ConAgra Foods, Inc.	105,800	41.9	2,145,624
Colgate Palmolive Company	6,000	6.4	329,100
Circuit City Stores, Inc.	19,400	8.6	438,246
3M Company	5,500	8.3	426,250
Nordstrom Inc.	71,500	52.2	2,674,100
PepsiCo Inc.	76,000	87.7	4,490,080
Starbucks Corp.	30,716	18.0	921,787
The Coca-Cola Company	27,700	21.8	1,116,587
WM Wrigley Jr Co.	8,000	10.4	531,920
Other		2.7	140,400
Financial services			
American International Group, Inc.	11,891	15.8	811,323
Ameriprise Financial	27,890	22.3	1,143,490
American Express Company	13,750	138.4	7,088,615
Bank of America Corp.	22,900	20.6	1,056,835
JP Morgan Chase & Company	30,400	23.6	1,206,576
Wells Fargo & Company	90,825	111.4	5,706,535
Industrial			
ALCOA Inc	96,200	55.6	2,844,634
Borg Warner Inc	24,500	29.0	1,485,435
Lennar Corporation	30,600	36.5	1,867,212
Monsanto Company	6,500	9.8	503,945
Phelps Dodge Corporation	1,800	5.1	258,966
Toll Brothers Inc.	18,900	12.8	654,696
Tyco International Ltd	53,200	30.0	1,535,352
Other		6.0	308,575
Medical			
Tenet Healthcare Corp.	68,200	10.2	522,412
Other		1.3	68,940
Pharmaceuticals			
AstraZeneca Plc.	40,500	38.4	1,968,300
Mining			
Golden Star Resources Ltd	116,900	6.0	308,616
Freeport-McMoran Copper & Gold, Inc.		4.7	242,100

See accompanying notes to financial statements.

(Expressed in United States Dollars)

December 31, 2005

	Number of Shares	Percentage of Net Assets	Market Value
Investments in securities, at market (continued)			
Common Stocks			
Technology			
Apple Computer Inc.	74,444	104.5 %	$ 5,351,779
Computer Associates International, Inc.	20,000	11.0	563,800
Cisco Systems Inc.	14,200	4.7	243,104
Hewlett-Packard Company	23,500	13.1	672,805
Nextel Partners Inc.	26,000	14.2	726,440
Verizon Communications Inc.	79,000	46.5	2,379,480
Other		9.3	477,828
Waste Management			
Waste Management Inc.	17,000	10.1	515,950
Other		6.6	334,395
Total common stocks		1,128.7	57,809,261
	Number of Contracts		
Call Option Contracts			
Consumer products			
Procter & Gamble Company	750	5.6	289,250
Altria Group Inc.	820	10.5	538,300
Starbucks Corp	998	6.5	332,940
Whirlpool Corporation	607	6.0	307,033
Other		6.3	323,725
Energy			
EOG Resources, Inc	1,000	70.1	3,590,000
Other		2.2	112,153
Financial Services			
First Data Corporation	1,330	8.6	438,900
Washington Mutual Inc.	1,000	18.6	950,000
Other		11.9	610,680
Industrial			
Monsanto Company	450	6.9	352,875
Newmont Mining Corporation	805	10.1	515,875
Phelps Dodge Corporation	315	6.1	311,850
Other		3.8	193,360
Medical			
Cardinal Health Inc.	1,450	11.8	602,910
Other		7.6	389,373

THE TIBERIUS QUALIFIED MASTER FUND LTD.

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)
(Expressed in United States Dollars)

December 31, 2005

	Number of Contracts	Percentage of Net Assets	Market Value
Investments in securities, at market (continued)			
Call Option Contracts			
Technology			
Agilent Technologies, Inc.	400	10.4 %	$ 534,000
eBay Inc.	2,000	91.2	4,670,000
Other		18.6	951,385
Utilities-Electric and Gas			
Allegheny Energy Inc.	207	7.7	394,335
Edison International	1,968	38.9	1,990,740
Other		0.5	24,650
Other			
AMR Corporation	1,000	7.5	382,250
Inco Ltd.	150	5.0	254,250
United Parcel Service Inc	1,077	9.1	464,445
Other		5.1	259,411
Total call option contracts		386.6	19,784,690
Put Option Contracts			
Consumer Products			
ConAgra Foods, Inc.	1,760	7.7	394,300
Other		8.9	458,130
Financial Services		9.2	471,895
Industrial			
General Motors Corporation	3,203	33.5	1,716,995
Other		2.9	149,845
Technology			
Verizon Communications Inc.	998	7.6	389,440
Other		8.0	407,425
Other		14.5	737,970
Total put option contracts		92.3	4,726,000
Total investments in securities, at market		1,607.6 %	$ 82,319,951

See accompanying notes to financial statements.

(Expressed in United States Dollars)

December 31, 2005

	Number of Shares	Percentage of Net Assets	Market Value
Securities sold short, at market			
Common Stocks			
Broadcasting			
Comcast Corporation	50,300	25.2 %	$ 1,292,207
Other		7.6	390,592
Consumer Products			
Proctor & Gamble Company	8,300	9.4	480,404
Altria Group Inc.	19,700	28.7	1,471,984
Whirlpool Corporation	8,700	14.2	728,712
Other		2.3	117,656
Energy			
Duke Energy Corporation	33,600	18.0	922,320
EOG Resources Inc	100,000	143.3	7,337,000
Other		3.2	164,873
Financial Services			
Allstate Corp	7,000	7.4	378,490
Citigroup, Inc.	49,367	46.8	2,395,781
First Data Corporation	58,000	48.7	2,494,580
Freddie Mac	30,500	38.9	1,993,175
Merrill Lynch & Company, Inc.	19,000	25.1	1,286,870
Washington Mutual Inc.	84,500	71.8	3,675,750
Other		11.1	566,749
Industrial			
General Electric Company	24,500	16.8	858,725
General Motors Corporation	73,400	27.8	1,425,428
Masco Corporation	34,000	20.0	1,026,460
Newmont Mining Corporation	4,950	5.2	264,330
United States Steel Corp.	14,400	13.5	692,208
Other		1.5	75,813
Medical			
Cardinal Health Inc	24,900	33.4	1,711,875
Eli Lilly and Company	15,500	17.1	877,145
Guidant Corporation	13,200	16.7	854,700
Pfizer Inc.	26,700	12.2	622,644
United Health Group Inc	37,200	45.1	2,311,608
Other		4.2	215,855
Technology			
Agilent Technologies, Inc.	40,000	26.0	1,331,600
BellSouth Corporation	73,500	38.9	1,991,850
Intel Corporation	15,500	7.6	386,880

THE TIBERIUS QUALIFIED MASTER FUND LTD.

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)
(Expressed in United States Dollars)

December 31, 2005

	Number of Shares	Percentage of Net Assets	Market Value
Securities sold short, at market (continued)			
Common stocks (continued)			
Technology (continued)			
Microsoft Corporation	67,400	34.4 %	$ 1,762,510
Sprint Nextel Corp.	20,650	9.4	482,384
Texas Instruments Inc.	11,500	7.2	368,805
Other		16.5	842,371
Utilities, Electric & Gas			
Allegheny Energy Inc.	20,700	12.8	655,155
Edison International	178,623	152.1	7,789,749
Progress Energy Inc.	26,500	22.7	1,163,880
Other			
Inco Ltd	12,000	10.3	522,840
Other		17.1	872,474
Total common stocks		1,070.2	54,804,432
	Number of Contracts		
Call Option Contracts			
Consumer Products			
Nordstrom Inc	758	25.8	1,322,710
PepsiCo Inc.	800	6.7	345,000
Proctor & Gamble Company	450	7.7	395,000
Altria Group Inc.	429	6.7	345,330
Starbucks Corp	1,200	13.7	699,500
Whirlpool Corporation	422	6.2	316,500
Other		12.9	661,523
Financial Services			
American Express Company	1,510	28.5	1,457,150
First Data Corporation	765	9.8	502,325
JP Morgan Chase & Company	500	5.6	286,500
Wells Fargo & Company	950	12.2	627,250
Other		9.3	478,020
Industrial			
ALCOA, Inc.	1,010	9.1	464,600
Borg Warner Inc.	253	9.0	462,990
Lennar Corporation	350	7.6	386,750

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)
(Expressed in United States Dollars)

December 31, 2005

	Number of Contracts	Percentage of Net Assets	Market Value
Securities sold short, at market (continued)			
Call Option Contracts (continued)			
Industrial (continued)			
Monsanto Company	450	6.5 %	$ 335,250
Phelps Dodge Corporation	315	7.5	384,300
Other		10.2	522,233
Medical			
Cardinal Health Inc.	556	9.6	492,060
Other		9.2	472,023
Technology			
Apple Computer Inc	800	75.2	3,851,000
eBay Inc.	2,000	100.4	5,140,000
Other		18.1	925,443
Other			
AMR Corporation	2,117	33.5	1,712,905
United Parcel Service Inc.	691	6.9	352,388
Other		9.1	460,039
Total call option contracts		457.0	23,398,789
Put Option Contracts			
Broadcasting			
Comcast Corporation	671	8.9	456,280
Other		0.8	41,580
Consumer Products		7.3	372,095
Financial Services		10.1	517,085
Industrial			
General Motors Corporation	3,220	51.1	2,618,998
Other		3.5	176,820
Medical		9.2	469,965
Technology			
Cisco Systems Inc	543	5.7	293,220
Other		13.0	665,260
Transportation			
Delta Air Lines, Inc.	545	7.2	370,600
Northwest Airlines Corporation	1,069	8.5	435,705
Other		5.9	299,525
Total put option contracts		131.2	6,717,133
Total securities sold short, at market		1,658.4 %	$ 84,920,354

See accompanying notes to financial statements.

(Expressed in United States Dollars)

December 31, 2005

The geographical categorization by country of issuer of the value of investments in securities is as follows:

	Percentage of Net Assets	Market Value
United States	1,561.1 %	$ 79,937,026
Canada	5.0	256,750
Mexico	2.6	132,650
United Kingdom	38.9	1,993,525
Total	1,607.6 %	$ 82,319,951

The geographical categorization by country of issuer of the value of securities sold short is as follows:

	Percentage of Net Assets	Market Value
United States	1,645.8 %	$ 84,273,255
Canada	10.4	533,581
Mexico	0.7	34,975
United Kingdom	1.5	78,543
Total	1,658.4 %	$ 84,920,354

1. Nature of operations and summary of significant accounting policies

Nature of Operations

The Tiberius Qualified Master Fund Ltd. (the "Master Fund") is an investment company which was formed under the laws of the Cayman Islands on January 9, 2003. The Master Fund is a registered broker dealer with the U.S. Securities and Exchange Commission (the "SEC") and a member of the Philadelphia Stock Exchange (the "Exchange"), acting as an options principal market-maker. The Master Fund executes its transactions off the floor of the Exchange. TF Asset Management LLC (the "Investment Manager"), a limited liability company organized under the laws of the State of New York, United States of America, is the investment manager of the Master Fund.

The Master Fund operates under a "master fund/feeder fund" structure where entities invest substantially all of their investable assets in the Master Fund. The Master Fund's shareholders are collectively referred to as the "feeder funds". For the year ended December 31, 2005, the Master Fund served as master fund to three feeder funds; The Tiberius Qualified Fund L.L.C., The Tiberius Fund L.L.C. and The Tiberius Fund Ltd. all of which had varying ownership percentages throughout the year. At December 31, 2005, The Tiberius Qualified Fund L.L.C. owned 7.16%, The Tiberius Fund L.L.C. owned 33.83%, and The Tiberius Fund Ltd. owned 59.01% of the net assets of the Master Fund.

Basis of Presentation

The financial statements are expressed in United States dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents

The Master Fund considers all highly liquid investments with original maturities of less than 3 months to be cash equivalents.

Valuation of Investments in Securities and Securities Sold Short

The Master Fund values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. Options owned or sold, not yet purchased, are valued at the average of the last available bid and ask price.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of investments, and income and expenses that are denominated in foreign currencies are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Master Fund does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in net gain (loss) on investments in the statement of operations.

1. Nature of operations and summary of significant accounting policies (continued)

Investment Transactions and Related Investment Income

Investment transactions and the related investment income are accounted for on a trade-date basis. Management of the Master Fund does not believe that the original cost of securities owned or the original proceeds for securities sold short is relevant information as the portfolio turns over constantly. At December 31, 2005, management believes that the cost of the Master Fund's securities owned and the proceeds of securities sold short were not materially different from the market value of the positions.

Dividend income and dividends paid on short sales are recorded on the ex-dividend date and interest is recognized on the accrual basis

Income Taxes

The Master Fund has elected to be treated as a partnership for United States income tax purposes. Therefore, the individual shareholders of the Master Fund report their share of the Master Fund's income and loss on their United States income tax returns, if required to file. Under the laws of the Cayman Islands, the Master Fund is not subject to income taxes. Accordingly, no provision for income taxes has been made in the accompanying financial statements. However, all United States dividend income and certain interest income are subject to a 30% withholding tax.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Master Fund's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Allocation of Gains and Losses

The Master Fund's results of operations (which are defined on a total return basis, inclusive of unrealized appreciation and depreciation and net of fund expenses) are generally allocated proportionately on a monthly basis to the Participating Shares held in the Master Fund by each feeder fund.

2. Due from/to brokers

Due from broker is comprised of cash held at the clearing broker and net amounts receivable for unsettled securities transactions. Due to broker is comprised of cash held at the clearing broker and net amounts payable for unsettled securities transactions. The Master Fund pledges cash and securities held at clearing brokers as collateral for amounts borrowed.

In the normal course of business, substantially all of the Master Fund's securities transactions, money balances and security positions are transacted with brokers. The Master Fund is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

3. Joint back offices

The Master Fund has invested in two joint back offices with the clearing brokers, which enables the Master Fund to use the clearing brokers' capital to meet its margin requirements. The Master Fund uses the cost method, which approximates fair value, to account for these investments, which are included in other assets on the accompanying statement of assets and liabilities.

4. Net capital requirements

The Master Fund is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Master Fund's net capital was approximately $139,000, which was approximately $39,000 in excess of its minimum requirement of $100,000.

(Expressed in United States Dollars)

5. Capital share transactions

The Master Fund is authorized to issue 4,999,990 Participating Shares, as defined in the Articles of Association, with a $0.01 par value, and 10 Management Shares, as defined in the Articles of Association, with a $0.01 par value. As of December 31, 2005 there were 9,839.15 Participating Shares issued and outstanding and 1 Management Shares issued and outstanding. Management Shares do not participate in the profit or loss of the Master Fund.

Subscriptions of Master Fund shares are issued at an initial purchase price of $1,000 per share. Redemptions of Master Fund shares are determined based upon the net asset value per share as of the preceding day and are permitted quarterly subject to the Fund meeting the net capital requirements, after the first year of issuance.

For the year ended December 31, 2005, transactions in capital shares were as follows:

	Participating Shares	Management Shares	Net Assets
Balance, December 31, 2004	48,933.58	1	$ 20,491,357
Add share purchases	2,650.00		2,650,000
Less share redemptions	(41,744.43)		(16,490,806)
Net loss			(1,529,923)
Balance, December 31, 2005	9,839.15	1	$ 5,120,628

6. Related party transactions

The Investment Manager is entitled to a management fee, calculated and payable monthly in arrears equal to 1/6th of 1% (2% per annum) of the net assets of the Master Fund determined as of the end of each calendar month.

The Investment Manager is also entitled to an incentive fee, equal to 20% of the net income of the Master Fund as determined at the end of the year. There was no incentive fee in 2005, due to the net loss reported by the Master Fund. Subsequent incentive fees will be affected by the carryover of the losses from 2005 and prior years.

(Expressed in United States Dollars)

7. Administrative fee

Fulvio & Associates LLP (the "administrator") serves as the Master Fund's Administrator and performs certain administrative and clerical services on behalf of the Master Fund. Two of the directors of the Master Fund are affiliated with the Administrator.

8. Securities sold short

The Master Fund is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Master Fund to acquire these securities may exceed the liability reflected in these financial statements.

9. Financial highlights

Financial highlights for the year ended December 31, 2005 are as follows:

Per share operating performance	
Net asset value, beginning of period	$ 418.76
Increase due to capital share transactions	168.24
Income (loss) from investment operations:	
Net investment income (loss)	(17.47)
Net trading income (loss)	(49.10)
Total from investment operations	(66.57)
Net asset value, end of period	$ 520.43
Total return	(13.40) %
Ratio to average net assets	
Operating expenses	3.9 %
Interest	35.5
Dividends	14.1
Total expenses	53.5 %
Net investment income (loss)	(6.3) %

(Expressed in United States Dollars)

9. Financial highlights (continued)

Financial highlights are calculated for the Master Fund as a whole. Total expenses would have been 4.1% and net investment income (loss) would have been (6.0)% if certain professional fees were not waived or paid by the Investment Manager or from soft dollar reimbursements. An individual shareholder's financial highlights may vary based upon the timing of capital transactions.

10. Exemption from Rule 15c3-3

The Master Fund is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11. Subsequent events

From January 1, 2006 through February 1, 2006 the Master Fund had contributions of approximately $150,000, and paid redemptions of approximately $384,000.

THE TIBERIUS QUALIFIED MASTER FUND LTD.

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
(Expressed in United States Dollars)

December 31, 2005

Net assets		$ 5,120,628
Less nonallowable assets:		
Investment in Joint Back Office		30,000
Other assets		11,226
		41,226
Net capital before haircut		5,079,402
Haircuts		4,940,000
Net capital		$ 139,402
Aggregate indebtedness		$ 215,070
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 14,338
Minimum net capital required (under Sec Rule 15c3-1)		$ 100,000
Excess net capital ($139,402 - $100,000)		$ 39,402
Percentage of aggregate indebtedness to net capital	$ 215,070 / $ 139,402	
		154%

THE TIBERIUS QUALIFIED MASTER FUND LTD.

SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

Net capital, as reported in Company's Part II-A Focus Report *(unaudited)*	$	190,711
Less		
Decrease in members' equity due to net audit adjustments		(64,349)
Increase in non allowable assets due to net audit adjustments		(5,150)
		(69,499)
Add		
Decrease in haircuts		18,190
Net capital, as adjusted	$	139,402

Certified
Public
Accountants

Rothstein, Kass & Company (Cayman)
27 Hospital Road, P.O. Box 1748 GT
George Town, Grand Cayman
Cayman Islands, B.W.I.
tel 345.949.6333
fax 345.946.9444
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

To the Shareholders and Board of Directors of
The Tiberius Qualified Master Fund Ltd.

In planning and performing our audit of the financial statements and supplemental schedule of The Tiberius Qualified Master Fund Ltd. (the "Master Fund") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Master Fund including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Master Fund does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Master Fund in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Master Fund is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Master Fund has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Master Fund's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of The Tiberius Qualified Master Fund, Ltd. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company (Cayman)

Grand Cayman, Cayman Islands
February 28, 2006